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Section

FEB 29 2008

Washington, DC
111

SE 08030191 IMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBR Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

Arlington,	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard	McLean	VA	22102-4261
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Janelle Schutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Investment Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me 1/23/08
Arlington, Va.

Janelle Schutt
Signature

Chief Financial Officer
Title

Lois Ann Cady
Notary Public

LOIS ANN CADY
Notary Public
Commonwealth of Virginia
7046227
My Commission Expires Dec 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBR Investment Services, Inc.

Statement of Financial Condition
December 31, 2007

FBR Investment Services, Inc.

Index

December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors of
FBR Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FBR Investment Services, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, VA
February 28, 2008

FBR Investment Services, Inc.

Statement of Financial Condition

December 31, 2007

		December 31, 2007
Assets		
Cash and cash equivalents	$	1,717,534
Receivables:		
Due from affiliates		547,539
Other		342,050
Due from clearing broker		453,445
Prepaid expenses and other assets		18,620
Total assets	$	3,079,188
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	663,571
Accrued compensation and benefits		110,004
Due to affiliates		251,404
Total liabilities		1,024,979
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		27,000,455
Accumulated deficit		(24,947,246)
Total shareholder's equity		2,054,209
	$	3,079,188

The accompanying notes are an integral part of this financial statement.

FBR Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2007

Note 1. Organization and Nature of Operations:

FBR Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Institutions Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company operates as an online investment bank and electronic brokerage as well as a distributor of related mutual funds. The Company is a wholly-owned subsidiary of FBR TRS Holdings, Inc. ("FBR TRS Holdings"), which is a wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

Note 2. Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statement. Although management bases estimates and assumptions on historical experience, when available, and on various other factors that management believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of these estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less and are not held for sale in the ordinary course of business. The majority of the Company's cash equivalents are held in one US financial institution.

Receivable from Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold.

Securities

The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis.

Income Taxes

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on our valuation, it is more likely than not that they will not be realized.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record costs, which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

FBR TRS Holdings has agreed to fund any capital or cash shortfalls of the Company through December 31, 2007. For the year ended December 31, 2007, FBR TRS Holdings contributed $550,000 to the Company to fund these shortfalls.

Services Agreement

Under a services agreement between FBR Group and FBR Capital Markets Corporation ("FBR CMC"), a majority-owned subsidiary of FBR TRS Holdings, the Company may provide to FBR CMC certain services for fees based on costs incurred by the Company in providing the services. Similarly, FBR CMC has agreed to provide to the Company under the same services agreement certain administrative services, including calculating and arranging for payment on behalf of the Company certain general expenses, including compensation expenses, insurance expenses and audit fees.

Receivables and Payables

Due from affiliates consisted of the following as of:

	December 31, 2007
Receivable from FBR TRS Holdings	$ 485,484
Income tax receivable from FBR TRS Holdings	6,011
Receivable from Friedman, Billings, Ramsey Fund Advisors, Inc.	54,312
Receivable from other affiliates	1,732
	$ 547,539

Due to affiliates consisted of the following as of:

	December 31, 2007
Payable to Friedman, Billings, Ramsey & Co., Inc.	$ 162,018
Payable to FBR Group	88,170
Payable to other affiliates	1,216
	$ 251,404

Note 4. Income Taxes:

The Company joins in the filing of a consolidated Federal income tax return with FBR TRS Holdings. The Company's current income tax benefit is calculated on a separate company basis. Losses and benefits are included as utilized in the consolidated return. Payments and refunds are settled with FBR TRS Holdings, Inc. pursuant to the written tax sharing agreement.

Deferred tax assets consisted of the following as of:

		December 31, 2007
Deferred tax assets		
Stock Compensation	$	50,663
Depreciation		169
Total deferred tax assets	$	50,832
Valuation Allowance		(50,832)
Net deferred tax assets	$	-

The Company's effective income tax rate primarily differs from the statutory federal tax rate as a result of non-deductible expenses and the net tax benefit related to utilization of state net operating losses previously limited. As of December 31, 2007, the Company has recorded a full valuation allowance on its deferred tax assets due to uncertainty as to whether the benefit will be recognizable in consolidation.

The Company adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") effective January 1, 2007. Adoption of FIN 48 did not have a material effect on the financial statements. The total unrecognized tax benefit as of January 1, 2007, that, if recognized would affect the Company's effective tax rate, was immaterial. The Company continues to record interest and penalties in other expenses/other income in the statement of operations. The total amount of accrued interest and penalties as of the date of adoption was immaterial.

As of January 1, 2008, tax years subsequent to March 31, 2003 remain open under the statute of limitations. In November 2007, the Company concluded an IRS examination of tax years 2003 to 2005. Adjustments related to this examination did not cause a material impact to the Company's financial statements. Tax years subsequent to 2005 remain open to IRS examination.

Note 5. Regulatory Capital Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to minimum net capital requirements promulgated by the SEC. As of December 31, 2007, the Company had net capital of $1,146,000 which was $1,046,000 in excess of its required net capital of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 6. Commitments and Contingencies:

Litigation

As of December 31, 2007, the Company was not a defendant or plaintiff in any lawsuits or arbitrations, nor involved in any governmental or self-regulatory organization (SRO) matters that are expected to have a material adverse effect on the Company's financial condition. The Company is a defendant in a small number of civil lawsuits and arbitrations (together, litigation) relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and SROs. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters, broker-dealers and investment advisers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers and asset managers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and SROs involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's financial condition.

Note 7. Off-Balance-Sheet Risk:

Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's revenues and profitability.

Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

END